Exhibit 99.1
WNS Announces Fourth Quarter and Full Year Fiscal 2009 Earnings;
Provides Guidance for Fiscal 2010
Quarterly Revenue Increases 14.1%; Revenue Less Repair Payments Increases 27.1%
Over the Corresponding Quarter in the Prior Fiscal Year
Annual Revenue Increases 17.3%; Revenue Less Repair Payments Increases 32.9%
Over the Prior Fiscal Year
NEW YORK and MUMBAI, May 7, 2009 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal fourth quarter and fiscal year 2009 ended March 31, 2009, and established guidance on revenue less repair payments and adjusted net income (or net income excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest) for fiscal 2010.
Fiscal Q4 2009
Revenue for the fiscal fourth quarter 2009 of $132.5 million represented an increase of 14.1% over the corresponding quarter in the prior fiscal year, while revenue less repair payments at $95.5 million increased 27.1% over the corresponding quarter in the prior fiscal year. The revenue less repair payments growth largely resulted from growth from Aviva Global Services (AGS) and Call 24/7 Limited, which WNS acquired in July and April 2008, respectively.
Net income for the fiscal fourth quarter 2009 was $2.4 million compared to $6.1 million during the corresponding quarter in the prior fiscal year. The net income in the current quarter was impacted primarily by amortization charges from the acquisition of AGS and higher foreign exchange losses.
Adjusted net income was $13.6 million, an increase of 34.5% over the corresponding quarter in the prior year. The primary drivers of this increase were revenue growth, tighter cost management, improved scale benefits and increased income from WNS’ acquisitions. This increase was partially offset by higher foreign exchange losses.
“WNS finished fiscal year 2009 on a strong note,” said Neeraj Bhargava, Group Chief Executive Officer. “We continued to see new client activity and our focus on operations has positively affected our profitability. While the global economy is expected to present challenges in fiscal 2010, we are well-positioned to execute on our plan and increase profitability during the next year.”
WNS recorded a basic income per ADS of $0.06 for fiscal fourth quarter 2009. Adjusted diluted net income per ADS (or diluted income per ADS excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest) was $0.32 for the quarter.
Fiscal Year 2009
For the fiscal year 2009, WNS achieved revenues of $539.3 million, representing an increase of 17.3% over the prior fiscal year. Revenue less repair payments of $386.4 million increased 32.9% over the prior year. The growth in revenue less repair payments was largely as a result of increased revenues associated with AGS and Call 24/7 Limited, which WNS acquired in July and April 2008, respectively.

Net income for the full year ended March 31, 2009 was $8.1 million compared to $9.5 million in the prior fiscal year. The net income decrease was a result of amortization charges from the acquisition of AGS and foreign exchange losses, partially offset by improved synergies in operations.
Adjusted net income was $46.6 million, an increase of 26.0% over fiscal 2008. The primary drivers of this increase were revenue growth, tighter cost management, improved scale benefits, and increased income from WNS’ acquisitions. These increases were partially offset by higher foreign exchange losses.
WNS recorded a basic income per ADS of $0.19 for the fiscal year 2009. Adjusted diluted net income per ADS (or diluted income per ADS excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest) was $1.08 for the year.
On April 2, 2009, WNS announced that it was making a voluntary prepayment of $5 million on its existing $200 million term loan facility as permitted under the terms of the loan agreement. This payment was made on April 14, 2009.
“We have made significant progress in improving our working capital and tightening our capital expenditure, thanks largely to the synergies from our recent acquisitions, which combined with our improved profitability resulted in the strong free cash flow that we have realized this quarter. This will continue to be our area of focus.” said Alok Misra, Group Chief Financial Officer.
Financial Highlights: Fiscal Fourth Quarter Ended March 31, 2009
•	Quarterly revenue of $132.5 million, up 14.1% from the corresponding quarter last year.
•	Quarterly revenue less repair payments of $95.5 million, up 27.1% from the corresponding quarter last year.
•	Quarterly net income of $2.4 million compared to $6.1 million from the corresponding quarter last year.
•	Quarterly adjusted net income (or net income excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest) of $13.6 million, up 34.5% from the corresponding quarter last year.
•	Quarterly basic income per ADS of $0.06, compared with $0.14 for the corresponding quarter last year.
•	Quarterly adjusted diluted net income per ADS (or diluted income per ADS excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest) of $0.32, up from $0.24 for the corresponding quarter last year.
Financial Highlights: Fiscal Full Year Ended March 31, 2009
•	Annual revenue of $539.3 million, up 17.3% from the prior fiscal year.
•	Annual revenue less repair payments of $386.4 million, up 32.9% from the prior fiscal year.
•	Annual net income of $8.1 million compared to $9.5 million from the prior fiscal year.
•	Annual adjusted net income (or net income excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest) of $46.6 million, up 26.0% from the prior fiscal year.
•	Annual basic income per ADS of $0.19, compared with $0.23 for the prior fiscal year.
•	Annual adjusted diluted net income per ADS (or diluted income per ADS excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest) of $1.08, up from $0.86 for the prior fiscal year.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.

Fiscal 2010 Guidance
WNS is providing the following guidance for the fiscal year ending March 31, 2010:
•	Revenue less repair payments is expected to be between $385 million and $390 million. This assumes an average USD to GBP exchange rate of 1.40 to 1.45 for the 2010 fiscal year.
•	Adjusted net income (or net income excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest) is expected to range between $50 million and $52 million. This assumes an average INR to USD exchange rate of 49 to 50 for the 2010 fiscal year.
“Although we are facing currency and economic headwinds which impact our top line, we are confident that we will increase our profitability and free cash flows as a result of the actions that we have taken to improve our operating leverage and our continued balance sheet focus,” continued Misra.
Conference Call
WNS will host a conference call on May 7, 2009 at 8 am (ET) to discuss the company’s quarterly and full year results. To participate, callers can dial: +1- 800-295-3991; international dial-in +1-617-614-3924; participant passcode 1352836. A replay will also be made available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 89145684, for a period of three months beginning two hours after the end of the call. A webcast will be available online at www.wns.com.
About WNS
WNS Holdings Ltd. [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide accident-management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “Non fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
The Company believes that the presentation of this non-GAAP measure provides useful information for investors regarding financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected future financial results. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the US and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Private Limited and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the US Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.

CONTACT:
Investors:	Media:
Alan Katz	Josh Passman
VP — Investor Relations	CJP Communications
WNS (Holdings) Limited	+1 212 279 3115 ext. 203
+1 212 599-6960 ext. 241	jpassman@cjpcom.com
ir@wnsgs.com

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Three months ended
	March 31,		Year ended March 31,
	2009	2008	2009	2008

Revenue
Third parties	$131,772	$115,133	$536,022	$456,401
Related parties	741	988	3,242	3,466

	132,513	116,121	539,264	459,867
Cost of revenue	99,887	88,786	410,316	363,322

Gross profit	32,626	27,335	128,948	96,545
Operating expenses
Selling, general and administrative expenses	17,119	21,418	75,522	72,699
Amortization of intangible assets	8,012	663	24,912	2,869
Impairment of goodwill and intangible assets	—	—	—	15,464

Operating income	7,495	5,254	28,514	5,513
Other income (expense), net	262	2,221	(5,639)	9,184
Interest (expense) income, net	(4,460)	20	(11,782)	(3)

Income before income taxes	3,297	7,495	11,093	14,694
Provision for income taxes	958	1,435	3,302	5,194

Income before minority interest	2,339	6,060	7,792	9,500
Minority interest	107	—	287	—

Net income	$2,446	$6,060	$8,079	$9,500

Basic income per share	$0.06	$0.14	$0.19	$0.23
Diluted income per share	$0.06	$0.14	$0.19	$0.22

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)	Amount in thousands

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008

Revenue less repair payments (Non-GAAP)	$95,543	$75,153	$386,373	$290,717
Add: Payments to repair centers	36,970	40,968	152,891	169,150

Revenue (GAAP)	$132,513	$116,121	$539,264	$459,867

Reconciliation of cost of revenue (non-GAAP to GAAP)	Amount in thousands

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008

Cost of revenue (Non-GAAP)	$62,917	$47,818	$257,425	$194,172
Add: Payments to repair centers	36,970	40,968	152,891	169,150

Cost of revenue (GAAP)	$99,887	$88,786	$410,316	$363,322

Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)	Amount in thousands

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008

Selling, general and administrative expenses (excluding share-based compensation expense and FBT1) (Non-GAAP)	$14,862	$18,632	$65,301	$65,997
Add: Share-based compensation expense	2,426	1,323	9,775	4,380
Add: FBT[1]	(169)	1,463	446	2,322

Selling, general and administrative expenses (GAAP)	$17,119	$21,418	$75,522	$72,699

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

Reconciliation of operating income (non-GAAP to GAAP)	Amount in thousands

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008

Operating income (excluding amortization of intangible assets, share-based compensation expense, impairment of goodwill and intangible assets, and FBT1) (Non-GAAP)	$18,731	$9,287	$67,294	$32,985
Less: Amortization of intangible assets	8,012	663	24,912	2,869
Less: Share-based compensation expense	3,393	1,907	13,422	6,816
Less: Impairment of goodwill and intangible assets	—	—	—	15,464
Less: FBT[1]	(169)	1,463	446	2,322

Operating income (GAAP)	$7,495	$5,254	$28,514	$5,513

Reconciliation of net income (non-GAAP to GAAP)	Amount in thousands

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008

Net income (excluding amortization of intangible assets, share-based compensation expense, impairment of goodwill and intangible assets, FBT[1] and minority interest) (Non-GAAP)	$13,575	$10,093	$46,572	$36,972
Less: Amortization of intangible assets	8,012	663	24,912	2,869
Less: Share-based compensation expense	3,393	1,907	13,422	6,816
Less: Impairment of goodwill and intangible assets	—	—	—	15,464
Less: FBT[1]	(169)	1,463	446	2,322
Add: Minority interest	107	—	287	—

Net income (GAAP)	$2,446	$6,060	$8,079	$9,500

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

Reconciliation of basic income per ADS (non-GAAP to GAAP)

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008

Basic income per ADS (excluding amortization and impairment of goodwill and intangible assets, share-based compensation expense, FBT[1] and minority interest) (Non-GAAP)	$0.32	$0.24	$1.10	$0.88
Less: Adjustments for amortization and impairment of goodwill and intangible assets, share-based compensation expense, FBT[1] and minority interest	0.26	0.10	0.91	0.65

Basic income per ADS (GAAP)	$0.06	$0.14	$0.19	$0.23

Reconciliation of diluted income per ADS (non-GAAP to GAAP)

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008

Diluted income per ADS (excluding amortization and impairment of goodwill and intangible assets, share-based compensation expense, FBT[1] and minority interest) (Non-GAAP)	$0.32	$0.24	$1.08	$0.86
Less: Adjustments for amortization and impairment of goodwill and intangible assets, share-based compensation expense, FBT[1] and minority interest	0.26	0.10	0.89	0.64

Diluted income per ADS (GAAP)	$0.06	$0.14	$0.19	$0.22

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of March 31,	As of March 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$38,931	$102,698
Bank deposits and marketable securities	8,925	8,074
Accounts receivable, net of allowance of $1,935 and $1,784, respectively	61,257	47,302
Accounts receivable — related parties	64	586
Funds held for clients	5,379	6,473
Employee receivables	745	1,179
Prepaid expenses	2,082	3,776
Prepaid income taxes	5,768	2,776
Deferred tax assets	1,743	618
Other current assets	38,647	8,596

Total current assets	$163,541	$182,078
Goodwill	81,679	87,470
Intangible assets, net	217,372	9,393
Property and equipment, net	55,992	50,840
Other assets — non current	11,449	1,278
Deposits	6,309	7,391
Deferred tax assets — non current	15,584	8,055

TOTAL ASSETS	$551,926	$346,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$30,879	$15,562
Accounts payable — related parties	42	6
Long term debt — current	45,000	—
Short term line of credit	4,331	—
Accrued employee costs	23,754	26,848
Deferred revenue — current	5,583	7,790
Income taxes payable	3,995	1,879
Deferred tax liabilities — current	—	211
Accrual for earn out payment	—	33,699
Other current liabilities	54,126	25,806

Total current liabilities	$167,710	$111,801
Long term debt — non current	155,000	—
Deferred revenue — non current	3,561	1,549
Deferred rent	1,967	2,627
Accrued pension liability	2,570	1,544
Deferred tax liabilities — non current	9,946	1,834
Liability on outstanding derivative contracts — non current	23,163	—
Commitments and contingencies
TOTAL LIABILITIES	$363,917	$119,355
Minority interest	13	—
Shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, Authorized: 50,000,000 shares;
Issued and outstanding: 42,607,403 and 42,363,100 shares, respectively	6,667	6,622
Additional paid-in-capital	184,122	167,459
Ordinary shares subscribed: Nil and 1,666 shares, respectively	—	10
Retained earnings	46,917	38,839
Accumulated other comprehensive (loss) income	(49,710)	14,220

Total shareholders’ equity	187,996	227,150

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$551,926	$346,505

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended March 31,
	2009	2008
Cash flows from operating activities
Net cash provided by operating activities	$62,897	$41,051

Cash flows from investing activities
Acquisitions, net of cash received	(290,994)	(36,121)
Purchase of facilities and property cost	(22,693)	(28,134)
Proceeds from sale of assets, net	342	178
Transfer of delivery centre to AVIVA	—	1,570
Purchase of marketable securities and deposits	(41,983)	(48,181)
Marketable securities and deposits sold	39,710	52,150

Net cash used in investing activities	(315,618)	(58,538)

Cash flows from financing activities
Proceeds from exercise of stock options	988	4,204
Excess tax benefits from share-based compensation	2,226	1,613
Proceeds from issuance of long term debt, net	198,803	—
Initial public offering expenses	—	(150)
Principal repayments under capital lease	(183)	—
Proceeds from short term line of credit	16,416	—
Repayment of short term line of credit	(19,310)	—

Net cash provided by financing activities	198,940	5,667

Effect of exchange rate changes on cash and cash equivalent	(9,986)	2,178

Net change in cash and cash equivalents	(63,767)	(9,642)
Cash and cash equivalents at beginning of period	102,698	112,340

Cash and cash equivalents at end of period	$38,931	$102,698